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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F     X     Form 40-F
                     -------            -------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes         No    X
              -------    -------

          (If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-        .)
                                                       -------

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                                                                   [CNH LOGO]

                          NEWS RELEASE

                          For Immediate Release

                          CNH SETS YEAR-END EARNINGS RELEASE DATE
                          AND WEBCAST CONFERENCE CALL


            For more      Racine, Wisconsin (February 1, 2001) - CNH Global
information contact:      (N:CNH) will release its 2000 year-end and fourth
                          quarter earnings on Wednesday, February 14. Beginning
William B. Masterson      at approximately 10:00 a.m. U.S. EST, the company's
     01 262 636 5793      senior management will discuss results and its 2001
                          outlook on a conference call for analysts and investors featuring commentary by Michel Lecomte, chief financial officer.

                          The conference call can be accessed via a live, audio webcast through the investor information section of the company's web site, www.cnh.com. A recording will be archived on the CNH web site and will be available for replay for two weeks following the call.

                          With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.

                                                  ###
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Marsha J. Eberhardt
                                                 -------------------------------
                                                     Marsha J. Eberhardt
                                                     Assistant Secretary



February 2, 2001